UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2006

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number 1-14472

Cornell Companies, Inc. 401(k) Profit Sharing Plan

CORNELL COMPANIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	76-0433642
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification No.)

1700 West Loop South, Suite 1500, Houston, Texas	77027
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code:	(713) 623-0790

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of

Cornell Companies, Inc. 401(k) Profit Sharing Plan:

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Cornell Companies, Inc. 401(k) Profit Sharing Plan (the “Plan”) at December 31, 2006 and 2005 and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2006 and the supplemental schedule of non-exempt transactions for the year ended December 31, 2006, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules are subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

LJ Mosby, P.C.

Houston, Texas

July 12, 2007

CORNELL COMPANIES, INC. 401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS:
Investments (at fair value)	$24,578,514	$21,179,345

Receivables:
Employee contributions	75,840	30,482
Employer contributions	59,476	—
Due from brokers	2,974	—
Total receivables	138,290	30,482

Total assets	24,716,804	21,209,827

LIABILITIES:
Corrective distributions payable	(50,000)	(63,950)
Due to brokers	(33,653)	(80,486)

Total liabilities	(83,653)	(144,436)

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$24,633,151	$21,065,391

The accompanying notes are an integral part of these financial statements.

CORNELL COMPANIES, INC. 401(k) PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2006

2006

ADDITIONS:
Net appreciation in fair value of investments	$1,950,950
Dividends	638,939
Interest	336,377
Employee contributions	2,872,063
Employer contributions	1,253,105
Employee rollover contributions	183,655

Total additions	7,235,089

DEDUCTIONS:
Benefit payments and withdrawals	(3,995,920)
Corrective distributions	(50,000)
Plan expenses	(101,413)

Total deductions	(4,147,333)

INCREASE IN NET ASSETS BEFORE PLAN TRANSFERS	3,087,756

TRANSFERS INTO PLAN FOR MERGED PLAN	480,004

INCREASE IN NET ASSETS AVAILABLE FOR PLAN BENEFITS	3,567,760

NET ASSETS AVAILABLE FOR PLAN BENEFITS, BEGINNING OF YEAR	21,065,391

NET ASSETS AVAILABLE FOR PLAN BENEFITS, END OF YEAR	$24,633,151

The accompanying notes are an integral part of these financial statements.

CORNELL COMPANIES, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

1.     DESCRIPTION OF THE PLAN

General

The Cornell Companies, Inc. 401(k) Profit Sharing Plan (the Plan) was established on January 1, 1993, and is a defined contribution plan in which generally all employees of Cornell Companies, Inc., and its subsidiaries (the Company), are eligible to participate.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).  The following description of the Plan provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

Plan Administration and Trustee

The Company is the Plan’s administrator and trustee.  The board of directors of the Company appoints an individual to be responsible for the administration of the Plan.  Effective October 11, 2002, the Company appointed Reliance Trust Company as the Plan’s asset custodian and DailyAccess Corporation as the Plan’s record keeper.

Eligibility and Contributions

Effective September 1, 2000, all employees except leased employees are eligible to participate in the Plan with no service requirements and can enroll in the Plan immediately.  Prior to September 1, 2000, all employees, except leased employees, who had completed one year of service were eligible to participate in the Plan and could enroll in the Plan quarterly.

Employees may elect to contribute from 1 percent to 20 percent of their compensation, as defined, up to the maximum allowed under Internal Revenue Service (IRS) guidelines.  The Company makes matching contributions equal to 50 percent of the participants’ elective deferrals for the Plan year up to 6 percent of the participant’s eligible compensation.  Participant rollover contributions from other qualified plans are allowed under the Plan.

Participant Accounts and Investment Options

Each participating employee’s share of the net assets of the Plan is segregated in an individual account.  Participants exercise control over the types of investments made on their behalf, provided that such investments shall be invested only in investment funds designated by the Plan sponsor.  Each participant may elect to invest his/her contribution and the Company’s contributions made on the participant’s behalf in any one or more of the investment funds.  Participants can direct the investment on their individual accounts among seventeen mutual funds and a Cornell Unitized Stock Fund.  Investment income or loss is allocated daily to a participant’s account in the same ratio as the participant’s investment in each fund bears to the total of all participants’ investments in each fund.

Vesting

All participant contributions are 100 percent vested and nonforfeitable at all times.  Participants become vested in the Company’s contributions to the Plan as follows:

	Hired Before 9/1/00	Hired After 8/31/00
Years of Service	Vested Percent	Vested Percent

1	0%	0%
2	20%	0%
3	100%	100%

Loans

A participant may borrow from the Plan up to the lesser of $50,000 or 50 percent of the participant’s vested account balance with a minimum loan requirement of $1,000.  The loans are collateralized by the participant’s vested account balance.  Interest is charged at the current commercial lending rate and is credited to the participant’s account.  The participant is entitled to no more than one loan concurrently.

Payment of Benefits

Benefits are payable to a participant upon separation from service, total and permanent disability, reaching age 59 ½, retirement or death in accordance with the aforementioned vesting schedule.  In addition, hardship distributions are permitted if certain Plan provisions are met.  Distributions are made in the form of lump-sum payments.  No other optional form of payment is available.

Effective September 1, 2000, an early retirement option was added to the Plan.  Upon completion of five years of service and attained age 55, a participant may elect to retire from the Company and begin receiving benefits.

Also, a participant who has attained the normal retirement age and who has not separated from service may receive a distribution of his or her vested account balance.

Forfeitures

Forfeitures of any Company contributions are to be used either to reduce the Company’s contributions to the Plan or to pay the expenses of the Plan.  As of December 31, 2006 and 2005, $155,369 and $120,934, respectively, of forfeitures are included in net assets available for benefits.  In 2006, $87,513 of forfeitures were utilized by the Company to pay the expenses of the Plan and reduce Company contributions.

Plan Termination

The Company currently intends to continue the Plan for the benefit of its employees but reserves the right to discontinue contributions and/or terminate the Plan, subject to the provisions of ERISA.  In the event of a complete termination of the Plan, the affected participants shall be fully vested in all amounts allocated to their accounts, and such amounts shall be nonforfeitable.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.  Benefit payments are recorded when paid.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires the Plan’s management to use estimates and assumptions that affect the accompanying financial statements and disclosures.  Actual results could differ from those estimates.

Valuation of Investments

Investments in mutual funds (inclusive of the Cornell Unitized Stock Fund) are stated at fair value based on published market prices.  The Company common stock is valued at its quoted market price.  Participant loans are valued at cost which approximates fair value.  Purchases and sales are recorded on a trade-date basis. Realized gains (losses) on the sale of mutual funds and common stock and unrealized appreciation (depreciation) in fair value of mutual funds and common stock are shown as net appreciation (depreciation) in fair value of investments in the statement of changes in net assets available for plan benefits. Interest income is recorded as earned and dividends are recorded on the ex-dividend date.

Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and the American Institute of Certified Public Accountants Statement of Position (SOP) 94-4-1 requires that plans holding stable value investments as defined in the pronouncement present those investments at contract value, rather than fair value. The Plan does not hold any investments that meet this definition of stable value investments.

Expenses

Administrative and other expenses of the Plan are generally paid from Plan forfeitures.  Plan related expenses paid directly by the Company in 2006 were not significant.

3.               RISKS AND UNCERTAINTIES

The Plan provides for investment in mutual funds and Company common stock.  Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

4.     INVESTMENTS

Individual investments that exceed 5 percent of net assets available for benefits at December 31, 2006 and 2005 are as follows:

2006 -

AIM Real Estate Fund	$1,257,138
AIM Cash Reserve Fund	7,566,087
AIM Constellation Fund	1,502,981
Goldman Sachs Small Cap Value Fund	2,126,012
Janus Advisor International Growth	3,038,539
Oppenheimer Main St. Growth and Income – N Shares	1,772,170
Cornell Unitized Stock Fund	1,232,874
Participant Loans	1,307,646

2005 -

AIM Cash Reserve Fund	$6,593,128
AIM Constellation Fund	1,554,718
Goldman Sachs Small Cap Value Fund	2,185,522
Janus Advisor International Growth	1,887,537
Oppenheimer Main St. Growth and Income – N Shares	1,643,984
Cornell Unitized Stock Fund	1,286,696
Participant Loans	1,129,928

5.               FEDERAL INCOME TAXES

Effective January 1, 1993, the Company adopted the Cornell Companies, Inc. 401(k) Profit Sharing Plan (the Plan). The Plan received a favorable determination letter on March 8, 1994.  The Plan has since been amended; however, the Company believes that the Plan is being operated in compliance with the applicable requirements of the Internal Revenue Code of 1986, as amended.  Therefore, the Company believes that the Plan was qualified and the related trust was tax-exempt as of December 31, 2006 and 2005.

6.               CORRECTIVE DISTRIBUTIONS PAYABLE

The Plan is subject to certain compliance requirements of non-discrimination rules under ERISA and IRS guidelines.  For the Plan years ended December 31, 2006 and 2005, the Plan failed certain of these non-discrimination tests due to lower levels of contribution participation by non-highly compensated eligible Plan participants.  The Plan has recorded corrective distributions payable of $50,000 and $63,950 at December 31, 2006 and 2005, respectively, in the statement of net assets available for benefits to reflect the appropriate refund of a portion of the contributions made by highly compensated participants in order to comply with non-discrimination requirements.  As a result of the corrective distribution, employer matching contributions attributable to refunds are forfeited to the Plan’s Trust.

7.               PARTY-IN-INTEREST TRANSACTIONS

Participants may invest in the common stock of the Company through the Cornell Unitized Stock Fund.  The Company is the sponsor of the Plan and, therefore, these transactions qualify as party-in-interest transactions. Loans to participants also qualify as party-in-interest transactions. Certain administrative expenses of the Plan are paid by the Company. The Company also provides certain administrative services to the Plan without compensation. These transactions are permitted under provisions of ERISA.

Employee contributions of $19,786, matching employer contributions of $7,608 and loan payments of $2,410 related to 2006 were not remitted to the Plan’s trust on a timely basis. These are prohibited non-exempt party-in-interest transactions. The Plan is undertaking steps to correct these matters and to bring the Plan into compliance with the related regulations. These amounts, along with an estimated $3,782 in earnings that would have accrued to the benefit of these participants’ account are expected to be funded into the Plan’s trust in July 2007, and have been included in contributions receivable at December 31, 2006 in the accompanying Statement of Net Assets Available for Benefits.

8.     PLAN TRANSFER

On December 4, 2006, the Plan received a transfer of $480,004 into the Plan’s trust relating to the merger of the Correctional Systems, Inc. 401(k) Plan and its participants’ balances into the Plan.

CORNELL COMPANIES, INC. 401(k) PROFIT SHARING PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2006

	Number of		Current
Identity of Issue/Description of Asset	Shares/Units	Cost	Value

AIM Basic Balanced Fund	74,763	(a)	$991,359
AIM Capital Development Fund	27,646	(a)	509,242
AIM Cash Reserve Fund	7,566,087	(a)	7,566,087
AIM Constellation Fund	57,322	(a)	1,502,981
AIM Basic Value Fund	9,276	(a)	339,505
AIM High Yield Fund	19,327	(a)	87,358
AIM Income Fund	16,682	(a)	104,093
AIM Real Estate Fund	37,381	(a)	1,257,138
AIM Small Cap Growth Fund	16,271	(a)	475,595
Cash	30,680	(a)	30,680
Cornell Unitized Stock Fund*	45,530	(a)	1,232,874
Goldman Sachs Midcap Value	21,975	(a)	848,889
Goldman Sachs Small Cap Value Fund	48,198	(a)	2,126,013
Delaware Foundation Balanced Fund	30,016	(a)	316,070
Delaware Foundation Growth Fund	33,091	(a)	348,519
Delaware Foundation Income Fund	22,357	(a)	208,813
Janus Advisor International Growth	55,897	(a)	3,038,539
Oppenheimer Main St. G & I – N Shares	44,150	(a)	1,772,170
Wells Fargo Total Return Bond Fund	41,899	(a)	514,943
Participant Loans* (interest rates ranging from 5.00% to 11.50%)		(a)	1,307,646

			$24,578,514

*                 Indicates party-in-interest.

(a)          cost omitted for participant-directed investments.

CORNELL COMPANIES, INC. 401(k) PROFIT SHARING PLAN

SCHEDULE H, LINE 4a – SCHEDULE OF NON-EXEMPT TRANSACTIONS

FOR THE YEAR ENDED DECEMBER 31, 2006

				Estimated
Identity of	Relationship		Current value	Additional
Party involved	to Plan	Description of transaction	at transaction date	Earnings

Cornell Companies, Inc.	Plan Sponsor	Employee contributions from 171 employees totaling $13,889.80, matching employer contributions totaling $5,197.57 and loan payments totaling $1,505.56 for the period ending October 6, 2006 were not remitted to the Trustee until July 2007 along with related additional earnings	$20,592.93	$2,716.29

Cornell Companies, Inc.	Plan Sponsor	Employee contributions from 62 employees totaling $3,521.73, matching employer contributions totaling $1,333.36 and loan payments totaling $194.44 for the period ending October 13, 2006 were not remitted to the Trustee until July 2007 along with related additional earnings	$5,049.53	$650.19

Cornell Companies, Inc.	Plan Sponsor	Employee contributions from 51 employees totaling $1,690.86, matching employer contributions totaling $758.72 and loan payments totaling $447.85 for the period ending December 18, 2006 were not remitted to the Trustee until July 2007 along with related additional earnings	$2,897.43	$287.29

Cornell Companies, Inc.	Plan Sponsor	Employee contributions from 4 employees totaling $683.63, matching employer contributions totaling $317.93 and loan payments totaling $262.38 for the periods ending November 24 and December 29, 2006 were not remitted to the Trustee until July 2007 along with related additional earnings	$1,263.94	$128.16

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CORNELL COMPANIES, INC.
401(k) PROFIT SHARING PLAN

Date:	July 16, 2007	By:	/s/ PATRICK N. PERRIN
Patrick N. Perrin
Sr. V.P., Chief Administrative Officer and Plan Coordinator
for Cornell Companies, Inc.

INDEX TO EXHIBITS

Exhibit Number

23.1	Consent of Independent Registered Public Accounting Firm – LJ Mosby, P.C.